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December 13, 2013

Via EDGAR and Overnight Courier

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Malibu Boats, Inc.
Draft Registration Statement on Form S-1
Submitted November 8, 2013
CIK No. 0001590976

Dear Ms. Block:

On behalf of Malibu Boats, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated December 5, 2013, relating to the Company’s Draft Registration Statement on Form S-1 submitted confidentially to the Commission on November 8, 2013.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, we are also delivering by overnight courier a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the Draft Registration Statement on Form S-1 as originally submitted to the Commission on November 8, 2013.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company acknowledges the Staff’s comment and undertakes to provide mock-ups of any such pages in connection with a subsequent amendment to the Registration Statement prior to printing and distribution of the preliminary prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain

December 13, 2013

copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that (i) no written materials have been provided by the Company or on its behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential qualified institutional buyers or institutional accredited investors and (ii) no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

3.	We note market data discussed in the document from NMMA, SSI, Port Import Export Reporting Service and IBISWorld. If the market research was commissioned by you, please provide a consent as an exhibit for each of the above referenced entities.

The Company advises the Staff that no third party market data referenced in the Registration Statement was commissioned by the Company.

4.	Please define industry specific terms used throughout your filing, such as sterndrive boats, jet boats, outboard boats, picklefork bow design, surf gate, power wedge, tower manufacturing, and other terms as appropriate. Consider whether inclusion of a glossary of such terms would be appropriate.

In response to the Staff’s comment, the Company has included a glossary that provides the definition of industry-specific terms in Appendix A of the Registration Statement.

Prospectus Summary

Our Company, page 1

5.	We note your disclosure in the first paragraph that you are the “leading North American designer, manufacturer and marketer of performance sport boats.” We also note that you appear to have a leading market share position in the United States by sales in the performance sport boats category. Market share position, however, does not necessarily mean you are “the leading… designer, manufacturer and marketer of performance sport boats.” Please provide us with objective substantiation for this statement. To the extent this statement represents your belief, please revise accordingly and state the basis for this belief.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to clarify that it is one of the leading designers, manufacturers and marketers of performance sport boats.

6.	We note your disclosure in the first paragraph that you believe that “the performance, quality, value and multi-purpose features of [your] boat position [you] to continue to increase [your] market share in the growing recreational boating market.” Please revise to add balancing language that there is no guarantee that market share growth will be achieved in the future.

December 13, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to clarify that the Company believes these factors position the Company to achieve its goal of increasing its market share.

7.	In a few places in the summary, we note you refer to your boats as versatile, innovative and of superior performance. These appear to us to be subjective terms. Please either revise to state these as your beliefs or substantiate to use these claims. Similarly, revise the Business section on Page 62.

In response to the Staff’s comment, the Company has revised the disclosure to state that these are the Company’s beliefs.

8.	We note your disclosure in the third paragraph that you have achieved “industry-leading profit margins.” Please provide us with objective substantiation for this statement or, alternatively, please delete.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to clarify that it has achieved higher margins than those of any public company in the powerboat industry. The following table reflects the gross margin, adjusted EBITDA margin and profit margin for the Company and other public companies in the power boat industry for the 12 months ended September 30, 2013, based on information from S&P Capital IQ:

Company	Gross Margin	Adjusted EBITDA Margin	Profit Margin
Malibu Boats Holdings, LLC	26.4%	19.4%	13.9	%(2)
Bombardier Recreational Products, Inc. (TXS: DOO)(1)	25.0	10.8	2.9
Brunswick Corporation (NYSE: BC)	26.0	10.7	4.4
Marine Products Corporation (NYSE: MPX)	17.0	5.3	3.3
MarineMax, Inc. (NYSE: HZO)	25.8	4.3	1.5

(1)	Information for Bombardier Recreational Products, Inc. is presented for the 12 months ended July 31, 2013, the most recent period for which such information is available.
(2)	On a pro forma after-tax basis, the Company’s profit margin would be 8.3%, based on an effective income tax rate of 34.4%.

The Company will undertake to provide supplementally to the Staff under separate cover support for the new information referenced in this item.

9.	Please refer to the first paragraph on page 2. We note your disclosure that you have “experienced significant growth in net sales and profitability over the last several years.” Please revise this paragraph to disclose comparable measures for all years and the interim period included in your audited and unaudited interim financial statements included in this registration statement so that investors can assess what you consider to be significant growth and profitability.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to provide the compound annual growth rates from fiscal year 2011 to 2013.

December 13, 2013

10.	Please refer to the first paragraph on page 2. We note your disclosure that your net income for the three months ended September 30, 2013 increased 710.5% in comparison to the three months ended September 30, 2012. We note that the large increase appears largely due to deferred management fees paid to Malibu Boats Investor, LLC in 2012. Please revise to balance this disclosure with an explanation for the large variance between periods which does not appear to be due to your underlying operating results but rather due to the existence or absence of management payments to your existing investors or their affiliates.

In response to the Staff’s comment, the Company has deleted the references on page 2 to net income for the periods presented. The Company has also added disclosure on page 60 to clarify that the payment of management fees during certain periods resulted in higher general and administrative expenses.

Our Strengths, page 2

#1 Market Share Position in Performance Sport Boat Category, page 2

11.	Please revise the table to include comparable data for 2009, 2010 and 2011.

The Company notes the Staff’s comment and advises that the table on page 2 is intended to highlight the change in market share that has occurred since the arrival of the current management team. The Company believes that the current presentation most appropriately demonstrates this change and that including data for 2009 through 2011 would obfuscate this comparison. The Company does not believe that omitting the data for 2009 through 2011 is misleading, as the following table for such intervening years reflects the same general trends shown in the existing table on page 2:

Manufacturer/Brand(s)	U.S. Market Share in Performance Sport Boat Category
	2009	2010	2011
Malibu Boats/Malibu and Axis	23.5%	24.3%	28.8%
MasterCraft Boat Company, LLC/MasterCraft	24.6	23.4	24.2
Correct Craft, Inc./Nautique	13.9	15.9	14.8
Skier’s Choice, Inc./Supra and Moomba	15.6	16.6	15.6
All others	22.4	19.8	16.6

Total	100.0%	100.0%	100.0%

The Company has also updated the U.S. market share for each manufacturer for the nine months ended September 30, 2013, as reflected in the table on page 2, because such information has been reported by an additional 22 states since the date of the confidential submission of the Registration Statement.

The Company will undertake to provide supplementally to the Staff under separate cover support for the new information referenced in this item.

Performance Sport Boat Category Taking Share, page 2

12.	Please generally discuss the economy’s overall improvement as a potential factor in the overall industry’s performance to balance the disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to include a reference to the economy’s overall improvement as a potential factor in the overall industry’s performance.

December 13, 2013

Poised to Take Advantage of the Performance Sport Boat Market Recovery, page 2

13.	We note your disclosure that you “believe [you] are in the early stages of a recovery that presents significant opportunity for growth.” Please revise to add balancing language that there is no guarantee that the performance sport boats market will continue to recover as anticipated and that historical levels of sales will ever be achieved in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 to add balancing language that there is no guarantee that the market will continue to grow or return to historical sales levels.

Industry-leading Product Design, page 3

14.	Please remove the reference that your boats operate better and are more versatile than your competitors or substantiate the claim. Similarly, revise at page 69 under “Innovative Features,” as to your statement that your features differentiate you from the competition.

In response to the Staff’s comment, the Company has removed the statement that its boats operate better and are more versatile than its competitors, and that the features of its boats differentiate the Company from its competition.

Compelling Margins and Cash Flow, page 4

15.	Please take out the reference to your belief regarding higher profit margins than your peers.

In response to the Staff’s comment, the Company has revised this disclosure on page 4 to clarify that its margins are higher than those of any public company in the powerboat industry. For more information, see the Company’s response to item #8 above.

Highly Experience Management Team with Proven Track Record, page 4

16.	Please delete the phrase “proven track record” from the section heading since it suggests that past achievements might guarantee future achievements.

In response to the Staff’s comment, the Company has deleted the phrase “proven track record” from the section heading on page 5.

Our Structure, page 6

17.	Please revise this section to discuss the voting agreement that you intend to enter into with Black Canyon Capital LLC. In this regard, we note that Black Canyon Capital LLC will have certain rights to designate members of your board of directors post-offering so long as Black Canyon Capital LLC, its affiliates and certain members of your management maintain certain ownership percentages of your Class A Common Stock and Class B Common Stock. Please also revise to disclose the relevant parties’ ownership percentages post-offering and discuss any other governance arrangements in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

December 13, 2013

In response to the Staff’s comment, the Company has added on page 8 a discussion of the voting agreement and disclosed the relevant parties’ ownership percentages post-offering.

18.	Refer to the chart on page 9. Please revise to clearly disclose the percentage of economic interest of the existing owners and Malibu Boats, Inc., respectively, in Malibu Boats Holdings, LLC.

In response to the Staff’s comment, the Company has revised the chart on page 9 to disclose the percentage of economic interest of the existing owners and the Company, respectively, in the LLC.

19.	Refer to the chart on page 9. We note your disclosure that the existing owners will have economic rights only “subject to certain limited approval rights.” Please revise this section or, alternatively, add a new section in an appropriate place to discuss such limited approval rights.

In response to the Staff’s comment, the Company has added disclosure on page 93 to discuss such limited approval rights.

The Offering, page 12

Voting rights, page 13

20.	Please review this section to briefly discuss the voting agreement that you intend to enter into with Black Canyon Capital LLC.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 to discuss briefly the voting agreement.

Summary Historical Consolidated Financial Data, page 14

21.	Please include historical and pro forma earnings per unit/share, as appropriate, in your table of consolidated financial data here and on page 46, with reference to the basis for the pro forma amounts.

In response to the Staff’s comment, the Company has included historical and pro forma earnings per unit/share, as appropriate, with a reference to the basis for the pro forma amounts.

Use of Proceeds, page 34

22.	We note your disclosure in the second paragraph that you intend to use a portion of the net proceeds to pay down amounts owed on your credit facility. Please revise to quantify the amount intended to be used for such purpose.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 to clarify that a portion of the net proceeds will be used to pay down substantially all amounts owed under the Company’s credit facilities and term loans.

December 13, 2013

23.	Please revise the third paragraph to disclose the purchase price per LLC Unit. To the extent the purchase price differs from the initial public offering price of your Class A Common Stock, please revise to disclose the principle followed in determining the purchase price per LLC Unit.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 to specify that the purchase price per LLC Unit will be equal to the initial public offering price of the Class A Common Stock.

Unaudited Pro Forma Consolidated Financial Information, page 40

24.	Please clarify for us that the pro forma adjustments in regard to the statements of income will reflect the effect of the new term loan facility entered into on July 16, 2013, after giving effect to the application of the proceeds from the offering, as appropriate.

In response to the Staff’s comment, the Company has added disclosure on pages 43, 45, 48 and 50 to clarify that the pro forma adjustments will reflect the effect of the new term loan facility entered into on July 16, 2013, after giving effect to the application of the proceeds from the offering.

25.	Please advise if the termination of the management agreement will be reflected in the pro forma statements of income. Also, it appears that the onetime fee of $3.75 million to be paid to terminate the agreement should be prominently disclosed as a material nonrecurring item that is reflected in the pro forma balance sheet but excluded from the pro forma statements of income.

In response to the Staff’s comment, the Company has added disclosure on pages 43, 45, 48 and 50 to clarify that the pro forma balance sheet and income statement will reflect the one-time termination fee of $3.75 million related to the termination of the management agreement.

26.	Please disclose how you determined the pro forma effective income tax rate of 34.2%. Also, reconcile this rate to the disclosure on page 52 of an estimated rate ranging between 34.5% and 35.5%.

In response to the Staff’s comment, the Company has disclosed on page 43 that the tax rate will be 34.4% and has added disclosure regarding how it determined the pro forma effective income tax rate of 34.4%, and clarified on page 58 that the estimated range will be between 34.4% and 35.4%.

Management’s Discussion and Analysis, page 48

Overview, page 48

27.	Please disclose what constituted your “new approach to dealer inventory management” discussed on page 49, that you say was in order to better align dealer inventory levels with retail trends, what this approach consists of, and how you account for this approach.

In response to the Staff’s comment, the Company has provided additional disclosure on page 55 to clarify its “new approach to dealer inventory management.”

December 13, 2013

Factors Affecting Our Results of Operations, page 49

Dealer Network, Dealer Financing and Incentives, page 50

28.	Please explain to us and disclose how you facilitate floor plan financing programs that permit your dealers to establish lines of credit with third-party lenders to purchase inventory, as disclosed on page 51.

In response to the Staff’s comment, the Company has disclosed on page 57 how it facilitates floor plan financing programs.

Results of Operations, page 53

29.	Please quantify each factor cited, including pricing and volume effects on revenue, as a cause for a variance between comparable periods here and in regards to cash flows of operating activities so that investors may understand the relative magnitude of each.

In response to the Staff’s comment, the Company has provided additional disclosure to quantify each factor cited.

Comparison of three month Ended September 30, 2013, page 54

Operating Expenses

30.	Please explain in greater detail the facts and circumstances that lead to the $2.1 million deferred management fee paid to Malibu Boat Investor, LLC in the 2012 period and your accounting for the transaction.

In response to the Staff’s comment, the Company has disclosed on page 60 the facts and circumstances that led to the payment of the $2.1 million management fee.

31.	In connection with the above comment, we note your disclosure at the bottom of pages 2, 49, and 62 where you state that you have experienced significant growth in profitability, with net income increasing 710.5% for the three months ended September 30, 2013 compare to the same period in 2012. Please clarify that a portion of the growth in net income appears to be due to the deferred management fee expense recorded in the prior comparable period.

In response to the Staff’s comment, the Company has deleted the references to net income for the periods presented on pages 2, 55 and 70. The Company has also added disclosure on page 60 to clarify that the payment of management fees during certain period contributed to the changes in cash flow from operating activities.

Liquidity and Capital Resources, page 56

32.

In view of the risk factor disclosed on page 25 in regard to your status as a holding company with no independent operations or assets and that you are dependent on distributions from your subsidiaries as your source of cash flow, please revise to disclose the nature and terms of any

December 13, 2013

restrictions imposed on your ability to obtain cash from your subsidiaries by dividend or loan under debt or other agreements. In connection with this, please refer to Rule 4-08(e), 5.04(c) Schedule I and Rule 12-04 of Regulation S-X and include required disclosures and schedules, as appropriate.

In response to the Staff’s comment, the Company has disclosed on pages 27 and 65 restrictions on the ability of its subsidiaries to make distributions under the credit agreement.

Comparison of the three months ended September 30, 2013, page 57

33.	We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in net income attributable to higher volumes and higher profit margins. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to net income, which is recorded on an accrual basis. Make conforming changes to the discussion of cash flow from operating activities for the fiscal year ended June 30, 2013 compared to the fiscal year ended 2012 as appropriate. Additionally for the comparison between fiscal 2013 and fiscal 2012, please expand upon how your investment in working capital, including the increase in current liabilities, directly affects your operating cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In response to the Staff’s comment, the Company has disclosed the material factors that impact the comparability of cash flow from operating activities in terms of cash, including a description of how its increase in payables directly affects cash flow from operating activities.

Contractual Obligations and Commitments, page 59

34.	Because the purpose of the contractual obligations and commitments table is to clearly show your future cash requirements, we believe that you should include scheduled interest payments in the table given the materiality of your interest. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments (and disclose the methodology utilized.)

In response to the Staff’s comment, the Company has included scheduled interest payments in the contractual obligations and commitments table on page 66.

Seasonality, page 59

35.	Please revise to disclose dealer incentives typically offered to encourage dealers to purchase your products throughout the year and the timing when they are offered.

December 13, 2013

In response to the Staff’s comment, the Company has provided additional disclosure on page 67 related to dealer incentives that are typically offered.

Business, page 62

Our Market Opportunity, page 63

Improving Macroeconomic Environment Driving Increased Consumer Demand, page 63

36.	We note your disclosure that “IBIS World projects that total U.S. powerboat manufacturer sales will grow at a CAGR of 6.5% from 2012 and 2017.” Please revise to add balancing language that there is no guarantee that the projected compound annual growth rates to which you cite will be achieved in the future. Similarly, revise at page 49, under “Economic Environment and Consumer Demand.”

In response to the Staff’s comment, the Company has revised the disclosure on page 71 to add balancing language that there is no guarantee that the projected compound annual growth rates will be achieved in the future.

Our Products and Brands, page 68

37.	We note your disclosure in the Malibu Wakesetter bullet that the “Wakesetter 23 LSV model is the best-selling boat in the history of the performance boat category.” Please provide us with objective substantiation for this statement or, alternative, please delete. In this regard, we note that the supplemental material provided does not appear to support this statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 to clarify that the Wakesetter 23 LSV model is the best-selling boat in the performance sport boat category during the last four fiscal years. The following table reflects the unit volume of all models of performance sport boats for fiscal years 2009 through 2013 and the seven top-selling models during that period, based on information from Statistical Surveys, Inc.:

	2009- Q3	2009- Q4	2010	2011	2012	2013-Q1	2013-Q2	Past 4 Fiscal Years
All Models	2,259	478	4,880	4,787	5,369	796	2,761	21,330
Malibu-Wakesetter LSV	112	21	286	340	327	59	205	1,350
Malibu-Wakesetter VLX	116	19	286	272	278	32	143	1,146
Axis Wake Research-Unknown	23	4	137	263	322	48	158	955
Moomba-Mobius LSV (06+)	86	10	218	252	221	9	19	815
M.B. Sports-Unknown	33	8	150	160	248	36	89	724
Nautique-Super Air Nautique 230	60	14	180	174	209	17	57	711
MasterCraft-MS200 VRS/X2	86	22	182	161	182	9	20	662

The Company will undertake to provide supplementally to the Staff under separate cover support for the new information referenced in this item.

December 13, 2013

Our Dealer Network, page 70; International, page 71

38.	Please tell us and disclose in greater detail the facts and circumstance concerning your reliance on a relationship with an independent representative for dealer arrangements in Europe, the Middle East, and South Africa. In your response, tell us your accounting for that relationship.

In response to the Staff’s comment, the Company has provided additional disclosure on page 79 related to the independent representative. The Company recognizes any discounts on eligible products sold by the independent representative at the time of sale of the boat.

Dealer Management, page 72

39.	We note your disclosure that your dealers that take delivery of current model year boats in the offseason, typically July through April, are entitled to have you pay the interest to floor the boat until the earlier of (1) the sale of the unit or (2) a date near the end of the current model year. You say that the program is an additional incentive to encourage dealers to order in the offseason and helps you balance your seasonal production. In this regard, please tell us when you recognize revenue for sales under your free flooring plan. If revenue is recognized immediately upon shipment of the boats to dealers, explain how all of the criteria for revenue recognition are met. Refer to SAB Topic 13 and ASC 605 for guidance.

The Company notes the Staff’s comment, and provides the following analysis with respect to its revenue recognition:

Background

The Company recognizes revenue from all boat sales, including those under third-party floor financing programs, upon shipment under Free on Board (“F.O.B”) shipping point terms. Under these terms, title and risks of loss and ownership pass to the dealer upon shipment on common carrier from the Company’s manufacturing facility. The Company’s sales to dealers, whether or not under floor financing arrangements, are governed by underlying dealer agreements, which each dealer enters into granting it exclusive rights to market and sell Malibu and Axis brand boats in a designated market. Under the terms of these agreements, the Company may extend credit to dealers on a discretionary basis or assist them with obtaining financing arrangements with outside lenders or other third parties to purchase boats and/or participate in the Company’s floor financing program. A potential dealer’s ability to obtain credit from a third party financial institution may preclude it from marketing or selling the Company’s boats. By executing the agreement, dealers agree to the terms and conditions specified therein and acknowledge acceptance of F.O.B shipping point terms, which state that title and risk of loss pass to the dealer upon shipment.

Relevant Guidance

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-10-S25 and Staff Accounting Bulletin Topic (“SAB”) 13, “Revenue Recognition,” revenue is generally realized or realizable when all the following criteria are met:

•	Persuasive evidence of an arrangement exists;

December 13, 2013

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

Persuasive Evidence of an Arrangement

Paragraph 63 of Concepts Statement 2, “Qualitative Characteristics of Accounting Information,” states that “Representational faithfulness is correspondence or agreement between a measure or description and the phenomenon it purports to represent.” In this regard, evidence of an exchange arrangement must exist to determine if the accounting treatment represents faithfully the transaction. The Company’s dealer agreement identifies the final understanding between the dealer and the Company as to the specific nature, terms and condition under which the dealer can market and sell Malibu and Axis brand boats. Boats are invoiced accordingly with reference to the terms and conditions of the underlying agreement and dealers make payments on the boats purchased under pre-approved credit terms or through floor financing arrangements with third-party lenders. Under floor financing arrangements, the financial institution agrees to pay the invoice for the dealer upon shipment from the Company’s manufacturing facility. No rights of return exist for the dealer; however, if a dealer defaults on its floor financing arrangement, the Company may be obligated to repurchase unsold boats under its repurchase commitments to the dealer’s floor financing lenders.

Delivery has Occurred

In accordance with paragraphs 84(a), (b) and (d) of Concepts Statement 5, “Recognition and Measurement in Financial Statements of Business Enterprises,” revenue should not be recognized until the seller has substantially accomplished what it must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of the services. Under the Company’s F.O.B. shipping terms as outlined in each dealer agreement, substantial delivery is accomplished when a boat leaves the Company’s manufacturing facility, whether or not under floor financing arrangements established by the dealer with outside lenders.

Price is Fixed and Determinable

The FASB ASC Master Glossary defines a “fixed fee” as a “fee required to be paid at a set amount that is not subject to refund or adjustment. A fixed fee includes amounts designated as minimum royalties.”

Whether sales are made under floor financing arrangements or not, the Company invoices the dealer the manufacturer’s agreed upon selling price, which is a fixed and determinable amount based upon predetermined pricing arrangements.

December 13, 2013

Collectibility is Reasonably Assured

The Company evaluates the creditworthiness of all its dealers in order to reasonably ensure collectibility. Dealers that request floor financing arrangements are also subject to credit evaluations by the lenders. It is the Company’s expectation that dealers will pay when invoiced and it makes every effort to collect. The Company records an allowance for past due accounts in accordance with ASC paragraph 605-10-25-3, considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible.

Therefore, the Company believes that all criteria have been met for immediate recognition of revenue earned under third-party floor financing programs.

Management, page 86

40.	We note that Black Canyon Capital LLC pursuant to a voting agreement will have certain rights to designate members of your board of directors post-offering so long as Black Canyon Capital LLC, its affiliates and certain members of your management maintain certain ownership percentages of your Class A Common Stock and Class B Common Stock. To the extent applicable, please revise this section to identify each director who has been nominated pursuant to such rights.

In response to the Staff’s comment, the Company has added disclosure on page 99 to clarify that Messrs. Hooks and Lanigan have been nominated pursuant to the voting agreement.

Management, page 86

Director Independence, page 88

41.	With respect to each director, please revise to provide the information required by Item 407(a) of Regulation S-K.

In response to the Staff’s comment, the Company has provided on page 99 the information required by Item 407(a) of Regulation S-K.

Summary Compensation Table, page 91

42.	Please revise to provide a narrative to the summary compensation table. Refer to Item 402(o) of Regulation S-K. In this regard, we note you have entered into employment agreements with Messrs. Springer, Wilson and Anderson. Please revise to disclose the material terms of each such agreement. Refer to Item 402(o)(1) of Regulation S-K. Please also file copies of the agreements as material contracts. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Additionally, please revise to discuss the material terms of the non-equity incentive plan awards made to your named executive officers in the last completed fiscal year including a general description of the formula or criteria applied in determining the amounts payable and, if applicable, the vesting schedule. Refer to Item 402(o)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has provided on pages 102 - 104 a narrative to the summary compensation table, disclosed the material terms of each employment agreement and discussed the material terms of the non-equity incentive plan awards made to the Company’s named executive officers in the last completed fiscal year.

December 13, 2013

43.	We note certain eligible employees were granted 387 restricted and unvested Class M Units in June of 2012. Please advise whether any named executive officers received such Class M Units. To the extent applicable, please revise this table to disclose such grants.

In response to the Staff’s comment, the Company has provided disclosure in the Summary Compensation Table on page 101 to reflect grants of Class M Units to certain named executive officers during the fiscal years ended June 30, 2012 and 2013.

Outstanding Equity Awards at Fiscal Year-End, page 91

44.	Please advise whether the named executive officers’ Class M Units were fully vested at the end of the last completed fiscal year. To the extent any such Class M Units were not fully vested, please revise to provide the table required by Item 402(p) of Regulation S-K.

In response to the Staff’s comment, the Company has provided on page 105 the table required by Item 402(p) of Regulation S-K.

Exchange Agreement, page 94

45.	Please clarify if there is a timeframe or time limit under the exchange agreement during which the existing owners of the LLC may exchange their LLC Units for Class A Common Stock.

In response to the Staff’s comment, the Company has clarified on page 107 that, under the exchange agreement, the existing owners of the LLC may exchange their LLC Units for Class A Common Stock from and after the closing of the offering.

Principal and Selling Stockholders, page 99

46.	We note that different Black Canyon Capital LLC and Horizon Holdings, LLC entities will own shares of your Class A Common Stock and LLC Units. Please revise each table to list each entity individually.

In response to the Staff’s comment, the Company has revised the footnotes on page 115 to the table to list individually the direct ownership of each Black Canyon Capital LLC and Horizon Holdings, LLC entity.

47.	Refer to footnote 4. Please revise to identify the natural persons who comprise the investment committee of BC GP. Please also revise to disclose the natural person or persons who have voting or investment power with respect to the securities held by Loudon Partners, LLC.

In response to the Staff’s comment, the Company has identified in footnote on page 115 the persons who comprise the investment committee of BC GP and the person who has voting and investment power with respect to the securities held by Loudon Partners, LLC.

December 13, 2013

48.	Please refer to footnotes 7 and 8. We note that Messrs. Hooks and Lanigan have disclaimed beneficial ownership of the securities owned by the entities affiliated with Black Canyon Capital LLC except to the extent of their pecuniary interest therein. Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise each footnote accordingly or tell us why such a disclaimer is appropriate.

In response to the Staff’s comment, the Company has removed the references to pecuniary interests in the applicable footnotes on page 116.

Description of Capital Stock, page 103

Other Rights, page 103

49.	We note your disclosure that “[a]ll outstanding shares are and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.” This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

In response to the Staff’s comment, the Company has deleted this statement.

Underwriting, page 114

50.	Please revise to state that the selling stockholders “may be deemed” underwriters.

In response to the Staff’s comment, the Company has added disclosure on page 131 that the selling stockholders may be deemed to be underwriters.

Consolidated Balance Sheets, page F-3

51.	Since a change in capitalization is contemplated in connection with the offering, we believe you should include a pro forma balance sheet giving effect to the change in capitalization (but that excludes the effects of the offering) alongside the latest historical balance sheet presented. Please advise and revise accordingly.

In response to the Staff’s comment, the Company has included on page F-4 pro forma balance sheet giving effect to the change in capitalization.

Consolidated Statements of Income, page F-4

52.	Since the registrant will be an entity subject to income tax, and adjustments to the pro forma statements of income include more than adjustments for taxes, we believe you should include pro forma tax and per unit/share data on the face of the historical statements of income for the latest fiscal and interim periods presented. Please advise and revise accordingly.

In response to the Staff’s comment, the Company has included on page F-5 pro forma tax and per unit/share data in the statements of income.

December 13, 2013

Notes to Consolidated Financial Statements, page F-7

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-7

53.	Refer to pages 48 and 72 where you discuss that you have an exclusive licensee in Australia. Please disclose here your accounting policy for recognizing revenue related to your Australia licensee. In addition, expand your critical accounting policies in MD&A for this licensee, as appropriate.

In response to the Staff’s comment, the Company has disclosed on page F-12 its accounting policy for recognizing revenue related to its Australia licensee and expanded its critical accounting policies in MD&A for this licensee.

Concentration of Credit Risk, page F-8

54.	We note your disclosure that sales are generally made on credit without collateral to dealers under sales agreements that you consider normal to your industry. Please reconcile this disclosure to your disclosure on page 73 and elsewhere in your filing where you state that sales are made through dealer floor plan financing programs with third-party floor plan financing providers wherein a dealer draws on the floor plan facility upon purchase of your boats and the lender pays the invoice price of the boats.

In response to the Staff’s comment, the Company has provided additional disclosure on page F-8 to clarify how the Company’s sales are generally made.

Revenue Recognition, page F-11

55.	Please tell us and disclose in your filing if your dealers can return unsold boats to you, and if so, under what circumstances.

In response to the Staff’s comment, the Company has provided additional disclosure on page F-11 to clarify that dealers generally cannot return unsold boats.

Rebates, Promotions, Floor Financing and Incentives, page F-11

56.	Please tell us why you believe it is appropriate to record the free flooring financing in selling and marketing expense instead of as cost of sales or reduction of revenue.

The Company notes the Staff’s comment and advises that floor financing assistance can include payments by the Company to the lenders providing floor plan financing to the dealers, or payments directly to the dealers. As noted in the Registration Statement, the Company has viewed its free floor financing assistance provided to dealers as a means to achieve better level-loading of its production, thereby generating plant operating efficiencies by promoting more evenly distributed ordering of its products throughout the fiscal year. Because these costs provide general benefits to the Company and include payments directly to lenders to facilitate financing, the Company has historically considered those payments to be selling and marketing expenses. In preparing its response to the Staff’s comment, the Company compared its accounting policies

December 13, 2013

with those of competitors and other companies that provide similar financial support to dealers, noting that other companies recorded those costs as reductions of revenue in accordance with the provisions of FASB ASC 605-50, “Customer Payments and Incentives.” Therefore, the Company will reclassify free floor financing costs from selling and marketing expense to a reduction of revenue in all periods presented in order to improve the comparability of its financial statements with those of others in its industry. The Company has provided revised disclosure in this regard.

57.	Please disclose separate the liability for dealer rebate and the liability for flooring financing.

In response to the Staff’s comment, the Company has disclosed separately on page F-12 the liability for dealer rebates and flooring financing.

Note 7: Derivative Instruments, page F-20

58.	Please disclose where the change in fair value of the swap was recorded.

In response to the Staff’s comment, the Company has disclosed on page F-20 that the change in fair value of the swap was recorded in interest expense.

Note 15: Segment Reporting, page F-27

59.	You state that you have only one reportable segment. We note that you sell your boats under two brands, and that the range of prices for each brand materially differs and you realize higher margins from your premium Malibu brand compared to your entry-level Axis brand. You also disclose that you have both domestic and international markets, with the international markets covering various geographic regions. Please tell us, and revise to disclose, the factors used to identify your reportable segment, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors, and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

In response to the Staff’s comments, the Company advises that it identified its operating segment by applying the criteria of FASB ASC 280-10-50-1 through 50-9.

FASB ASC 280-10-50-1 defines an operating segment as a component of a public enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c. For which discrete financial information is available

Identifying the Chief Operating Decision Maker (“CODM”)

The Company’s Chief Executive Officer is its Chief Operating Decision Maker (“CODM”), as defined under FASB ASC 280-10-50-5. This assessment is based on the Company’s organizational structure and the point in that organization at which revenues and expenses are incurred come together for reporting purposes and are managed relative to resource allocation by our CODM. Our CODM assesses the performance and directs the spending and budgeting activities of the Company at an overall company level. The Company did not aggregate any operating segments in reaching this conclusion.

December 13, 2013

The Company manufacturers products that are fundamentally the same (i.e. inboard towboat designed for sports performance) and share similar economic characteristics, such as cost structure and production process. Each product is produced in the same facility on the same production line. The only distinction between product offerings are certain innovative features and upgrades that may be included in one product versus the other. Accordingly, the Company’s internal reporting structure reflects its management organization. The Company does not have separate operating segment managers, as defined by FASB ASC 280-10-50-7, for any part of its business including the brands or geographic markets discussed in the Staff’s comment. All of the Company’s product offerings are marketed under two brands and managed together by a director of marketing and its worldwide sales effort is managed by its director of sales, both of whom report directly to the CODM. This enables the CODM to make decisions relating to product offerings and the worldwide sales effort at the company level. In addition, reporting structures under sales and marketing heads are not defined by product offering (for example, we have no specific brand managers). Furthermore, manufacturing takes place at one facility and the Company’s support functions, such as finance, information technology, human resources, quality, and design, are centralized with functional heads reporting into the CODM. The CODM and those who directly report to him also have their annual incentive plan based on achievement of consolidated operating metrics, such as EBITDA.

Financial Information Reviewed by the CODM

Monthly, the CODM reviews the operating results of the Company as a whole, including financial and operating information such as total volumes, revenues by product offering, total incidental revenues (e.g., trailers and parts), consolidated operating expenses, net income, and EBITDA. Revenue by geographical region is aggregated for purposes of review by the CODM and the leadership team. Given this structure and the method of managing the Company, discrete financial information by brand or geography is not available for the CODM to review. As a result, the ultimate decision making function of the Company is driven by the CODM at a consolidated level.

For purposes of assessing performance and allocating resources, the CODM regularly reviews reports that provide the following financial information in total: (i) unit production reports by product and the monthly financial package (the “Monthly Reporting Package”), which includes (a) monthly revenue by product offerings (b) monthly consolidated profit and loss statements on a consolidated basis; (c) quarterly and year-to-date consolidated income statement information with revenue by product offerings; and (ii) specific consolidated balance sheet data such as cash and inventory balances on a consolidated basis. Additionally, the CODM consistently approves budget, forecast and strategic plan income statement and balance sheet data at a consolidated company level only.

In addition, information presented to the Board of Directors is contained in the Monthly Financial Reporting Package, which, as noted above, is mostly comprised of financial information prepared on a consolidated basis.

Identifying the Operating Segment

The Company considered the guidance in FASB ASC 280-10-50-1 through 50-9 and has identified one operating segment. The Company based this conclusion on its identification of CODM, the information which he reviews to assess the performance of the business and allocate resources, and the centralized management structure of the organization that supports the company-wide production, marketing and selling, needed to service its customers worldwide (as described further above).

The aggregation and quantitative criterion under FASB ASC 280-10-50-11 and 280-10-50-12 are not applicable since the Company has only one operating segment.

The Company has expanded its disclosure of the factors used to determine its reportable segment in accordance with FASB ASC 280-10-50-21, including the basis of organization, in Note 15 of the Company’s financial statements.

December 13, 2013

Exhibit 10.2

60.	Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced schedules, namely Schedule 1 and 2 to Exhibit A.

In response to the Staff’s comment, the Company has refiled a complete copy of the agreement with all exhibits, attachments, schedules, annexes and appendices.

Exhibit 10.7

61.	Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced exhibits, namely Exhibit G.

In response to the Staff’s comment, the Company has revised the list of exhibits on page 39 of Exhibit 10.7 to reflect that Exhibit G is not referenced in the body of the Master Lease Agreement nor is attached thereto.

Exhibit 10.8

62.	Please refile to ensure that the submitted version is legible. In this regard, we note that Exhibit B is not legible.

In response to the Staff’s comment, the Company has resubmitted a legible version of Exhibit B.

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We appreciate in advance your time and attention to this Registration Statement, as well as to our comment responses. Should you have any additional questions or concerns, please call me at (615) 850-8586.

Very truly yours,

/s/ J. Chase Cole J. Chase Cole

Waller Lansden Dortch & Davis, LLP

Enclosure